

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Meishuang Huang
Chief Executive Officer
Antelope Enterprise Holdings Ltd.
Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone, Jinjiang City
Fujian Province, PRC

       Re: Antelope Enterprise Holdings Ltd.
          Registration Statement on Form F-3
          Filed November 10, 2019
          File No. 333-260958

Dear Ms. Huang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 filed November 10, 2021

General

1. Please revise the registration statement to comply with the comments issued in regard to your registration statement on Form F-3 filed on August 13, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing